EXHIBIT 23.2

Consent of Independent Accountants

         We hereby consent to the incorporation by reference in this Registration Statement of Novavax, Inc. on Form S-3 of our report dated February 26, 2000, relating to the consolidated financial statements which appears in Novavax, Inc.’s Annual Report on Form 10–K for the year ended December 31, 2000. We also consent to the reference to us under “Experts” in such Registration Statement.

         We also hereby consent to the incorporation by reference in this Registration Statement of Novavax, Inc. on Form S-3 of our report dated October 20, 2000, relating to the combined financial statements of Fielding Pharmaceutical Company and MB Packaging, Inc. at December 31, 1999 and 1998, and for the years then ended, which appears in Novavax, Inc.’s Current Report on Form 8–K dated October 4, 2000, as amended on December 18, 2000.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

McLean, Virginia
January 10, 2002